

05062435

FORM 6-K


RECEIVED
AUG 2005

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of August 2005

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant's name into English)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal office)


PROCESSED
AUG 03 2005
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F _x_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x_

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No _x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Summary of Contents

The following data represents consolidated financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the quarter ended June 30, 2005. It contains the following tables:

- Balance Sheet
- Income statement
- Statement of changes in financial position
- Ratios
- Data per share
- Notes to the consolidated financial statements
- Management discussion and analysis on the financial condition and results of operations of the company
- Accompanying notes to the consolidated financial statements
- Summary of share investments
- Summary schedule of credit and loans
- Trade balance and monetary position in foreign currency
- Integration and income calculation by monetary position
- Bonds and medium term notes listed in stock market
- Plants, commerce centers or distribution centers
- Main raw materials
- Sales distribution by product: domestic sales
- Sales distribution by product: foreign sales
- Integration of the paid capital stock
- Project information
- Transactions in foreign currency and conversion of income statements of foreign operations

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE JUNIO DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**125,473,205**	**100**	**113,477,210**	**100**
2	**ACTIVO CIRCULANTE**	**25,475,601**	**20**	**22,408,162**	**20**
3	EFECTIVO E INVERSIONES TEMPORALES	10,276,022	8	8,246,593	7
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	4,717,125	4	4,605,932	4
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	2,067,509	2	2,257,339	2
6		8,065,831	6	7,298,298	6
7	OTROS ACTIVOS	349,114	0	0	0
8	**LARGO PLAZO**	**1,161,938**	**1**	**1,256,368**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	425,990	0	259,117	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	735,948	1	997,251	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**43,589,308**	**35**	**44,894,399**	**40**
13	INMUEBLES	5,587,684	4	5,675,275	5
14	MAQUINARIA Y EQUIPO	68,761,906	55	67,315,576	59
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	32,473,137	26	30,042,271	26
17	CONSTRUCCIONES EN	1,712,855	1	1,945,819	2
18	**ACTIVO DIFERIDO (NETO)**	**48,671,776**	**39**	**38,452,545**	**34**
19	**OTROS ACTIVOS**	**6,574,582**	**5**	**6,465,736**	**6**
20	**PASIVO TOTAL**	**63,416,840**	**100**	**59,795,089**	**100**
21	**PASIVO CIRCULANTE**	**17,235,003**	**27**	**17,256,926**	**29**
22	PROVEEDORES	7,587,233	12	6,804,052	11
23	CREDITOS BANCARIOS	1,365,875	2	4,846,072	8
24	CREDITOS BURSATILES	2,586,319	4	0	0
25	IMPUESTOS POR PAGAR	1,672,157	3	1,658,339	3
26	OTROS PASIVOS	4,023,419	6	3,948,463	7
27	**PASIVO A LARGO PLAZO**	**37,153,227**	**59**	**33,206,714**	**56**
28	CREDITOS BANCARIOS	25,981,038	41	22,773,714	38
29	CREDITOS BURSATILES	11,172,189	18	10,433,000	17
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**5,941,454**	**9**	**6,391,900**	**11**
32	**OTROS PASIVOS**	**3,087,156**	**5**	**2,939,549**	**5**
33	**CAPITAL CONTABLE**	**62,056,365**	**100**	**53,682,121**	**100**
34	**PARTICIPACION MINORITARIA**	**17,632,323**	**28**	**21,496,487**	**40**
35	**CAPITAL CONTABLE MAYORITARIO**	**44,424,042**	**72**	**32,185,634**	**60**
36	**CAPITAL CONTRIBUIDO**	**24,937,923**	**40**	**17,287,486**	**32**
37	CAPITAL SOCIAL PAGADO	2,981,855	5	2,648,655	5
38	ACTUALIZACION CAPITAL SOCIAL	1,850,309	3	1,850,309	3
39	PRIMA EN VENTA DE	20,105,759	32	12,788,522	24
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**19,486,119**	**31**	**14,898,148**	**28**
42	RESULTADOS ACUMULADOS Y RESERVA DE	21,344,331	34	16,137,263	30
43	RESERVA PARA RECOMPRA DE	3,000,000	5	3,000,000	6
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	(7,039,911)	(11)	(6,779,362)	(13)
45	**RESULTADO NETO DEL EJERCICIO**	2,181,699	4	2,540,247	5

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**10,276,022**	**100**	**8,246,593**	**100**
46	EFECTIVO	2,349,609	23	1,786,155	22
47	INVERSIONES	7,926,413	77	6,460,438	78
18	**CARGOS DIFERIDOS**	**48,671,776**	**100**	**38,452,545**	**100**
48	GASTOS AMORTIZABLES	937,135	2	716,758	2
49	CREDITO MERCANTIL	189,538	0	196,039	1
50	IMPUESTOS DIFERIDOS	1,397,961	3	1,118,886	3
51	OTROS	46,147,142	95	36,420,862	95
21	**PASIVO CIRCULANTE**	**17,235,003**	**100**	**17,256,926**	**100**
52	PASIVOS EN MONEDA	5,902,520	34	9,300,752	54
53	PASIVOS EN MONEDA	11,332,483	66	7,956,174	46
24	**CREDITOS BURSATILES CORTO PLAZO**	**2,586,319**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO	2,586,319	100	0	0
56	PORCION CIRCULANTE DE	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**4,023,419**	**100**	**3,948,463**	**100**
57	OTROS PASIVOS CIRCULANTES CON	96	0	6,111	0
58	OTROS PASIVOS CIRCULANTES SIN	4,023,323	100	3,942,352	100
27	**PASIVO A LARGO PLAZO**	**37,153,227**	**100**	**33,206,714**	**100**
59	PASIVO EN MONEDA	10,516,043	28	12,637,465	38
60	PASIVO EN MONEDA	26,637,184	72	20,569,249	62
29	**CREDITOS BURSATILES LARGO PLAZO**	**11,172,189**	**100**	**10,433,000**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO	11,172,189	100	10,433,000	100
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON	0	0	0	0
64	OTROS CREDITOS SIN	0	0	0	0
31	**CREDITOS DIFERIDOS**	**5,941,454**	**100**	**6,391,900**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	3,871,743	65	4,350,479	68
67	OTROS	2,069,711	35	2,041,421	32
32	**OTROS PASIVOS**	**3,087,156**	**100**	**2,939,549**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	3,087,156	100	2,939,549	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(7,039,911)**	**100**	**(6,779,362)**	**100**
70	RESULTADO ACUMULADO POR POSICION	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO RIOS	(7,039,911)	(100)	(6,779,362)	(100)

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	8,240,598	5,151,236
73	FONDO PARA PENSIONES Y PRIMA DE	2,069,711	2,041,421
74	NUMERO DE FUNCIONARIOS	1,026	995
75	NUMERO DE EMPLEADOS	47,150	45,159
76	NUMERO DE OBREROS (*)	41,181	39,520
77	NUMERO DE ACCIONES EN CIRCULACION	5,963,710,450	5,297,310,450
78	NUMERO DE ACCIONES RECOMPRADAS	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**49,733,037**	**100**	**45,537,562**	**100**
2	COSTO DE	26,522,410	53	24,083,240	53
3	**RESULTADO BRUTO**	**23,210,627**	**47**	**21,454,322**	**47**
4	GASTOS DE	16,215,537	33	15,035,997	33
5	**RESULTADO DE OPERACION**	**6,995,090**	**14**	**6,418,325**	**14**
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,355,456	3	1,110,876	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**5,639,634**	**11**	**5,307,449**	**12**
8	OTRAS OPERACIONES FINANCIERAS	272,963	1	403,945	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**5,366,671**	**11**	**4,903,504**	**11**
10	PROVISION PARA IMPUESTOS Y	2,140,608	4	611,721	1
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**3,226,063**	**6**	**4,291,783**	**9**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**3,226,063**	**6**	**4,291,783**	**9**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**3,226,063**	**6**	**4,291,783**	**9**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	(45,457)	0	0	0
18	**RESULTADO NETO**	**3,271,520**	**7**	**4,291,783**	**9**
19	PARTICIPACION MINORITARIA	1,089,821	2	1,751,536	4
20	**RESULTADO NETO MAYORITARIO**	**2,181,699**	**4**	**2,540,247**	**6**

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2005**

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**49,733,037**	**100**	**45,537,562**	**100**
21	NACIONALES	37,781,247	76	34,849,911	77
22	EXTRANJERAS	11,951,790	24	10,687,651	23
23	CONVERSION EN DOLARES	1,110,297	2	992,861	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**1,355,456**	**100**	**1,110,876**	**100**
24	INTERESES PAGADOS	2,091,698	154	1,688,124	152
25	PERDIDA EN CAMBIOS	(287,241)	(21)	417,842	38
26	INTERESES GANADOS	279,756	21	197,095	18
27	GANANCIA EN CAMBIOS	(116,915)	(9)	245,984	22
28	RESULTADO POR POSICION	(286,160)	(21)	(552,011)	(50)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**272,963**	**100**	**403,945**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	272,963	100	403,945	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**2,140,608**	**100**	**611,721**	**100**
32	I.S.R.	2,037,667	95	846,823	138
33	I.S.R. DIFERIDO	(127,287)	(6)	(478,882)	(78)
34	P.T.U.	230,228	11	243,780	40
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2005**

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	49,534,810	45,385,955
37	RESULTADO FISCAL DEL	0	0
38	VENTAS NETAS (**)	99,345,513	91,717,456
39	RESULTADO DE OPERACION	14,473,913	13,644,470
40	RESULTADO NETO MAYORITARIO (**)	5,508,492	4,592,776
41	RESULTADO NETO (**)	8,292,157	7,339,443

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: FEMSA TRIMESTRE: **2** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE ABRIL AL 30 DE JUNIO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**26,886,166**	**100**	**24,171,032**	**100**
2	COSTO DE	14,107,957	52	12,655,919	52
3	**RESULTADO BRUTO**	**12,778,209**	**48**	**11,515,113**	**48**
4	GASTOS DE	8,519,436	32	7,762,901	32
5	**RESULTADO DE OPERACION**	**4,258,773**	**16**	**3,752,212**	**16**
6	COSTO INTEGRAL DE FINANCIAMIENTO	770,409	3	1,072,666	4
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**3,488,364**	**13**	**2,679,546**	**11**
8	OTRAS OPERACIONES FINANCIERAS	112,565	0	248,697	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**3,375,799**	**13**	**2,430,849**	**10**
10	PROVISION PARA IMPUESTOS Y	1,259,549	5	(456,958)	(2)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**2,116,250**	**8**	**2,887,807**	**12**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**2,116,250**	**8**	**2,887,807**	**12**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**2,116,250**	**8**	**2,887,807**	**12**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**2,116,250**	**8**	**2,887,807**	**12**
19	PARTICIPACION MINORITARIA	700,832	3	1,211,487	5
20	**RESULTADO NETO MAYORITARIO**	**1,415,418**	**5**	**1,676,320**	**7**

CLAVE DE COTIZACION: FEMSA

TRIMESTRE: **2** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**26,886,166**	**100**	**24,171,032**	**100**
21	NACIONALES	20,885,465	78	18,604,305	77
22	EXTRANJERAS	6,000,701	22	5,566,727	23
23	CONVERSION EN DOLARES	557,453	2	517,137	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**770,409**	**100**	**1,072,666**	**100**
24	INTERESES PAGADOS	1,064,090	138	886,407	83
25	PERDIDA EN CAMBIOS	(290,564)	(38)	523,425	49
26	INTERESES GANADOS	162,380	21	98,276	9
27	GANANCIA EN CAMBIOS	(137,703)	(18)	201,290	19
28	RESULTADO POR POSICION	21,560	3	(37,600)	(4)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**112,565**	**100**	**248,697**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	112,565	100	248,697	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,259,549**	**100**	**(456,958)**	**100**
32	I.S.R.	1,178,237	94	(109,791)	(24)
33	I.S.R. DIFERIDO	(41,026)	(3)	(481,218)	(105)
34	P.T.U.	122,338	10	134,051	29
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**3,271,520**	**4,291,783**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	3,096,695	2,817,466
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**6,368,215**	**7,109,249**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(1,973,724)	(1,038,012)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**4,394,491**	**6,071,237**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(5,131,458)	(2,329,436)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	6,664,641	(849,876)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**1,533,183**	**(3,179,312)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(2,597,003)**	**(2,959,894)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	3,330,671	(67,969)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	6,945,351	8,314,562
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	10,276,022	8,246,593

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2005**

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**3,096,695**	**2,817,466**
13	+ DEPRECIACION Y AMORTIZACION DEL	3,001,655	2,996,237
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	208,102	159,307
15	+ (-) PERDIDA (GANANCIA) NETA EN	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	0	0
40	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION	(113,062)	(338,078)
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(1,973,724)**	**(1,038,012)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	(87,488)	(210,075)
19	+ (-) DECREMENTO (INCREMENTO) EN	(87,249)	(273,245)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	(443,830)	(890,274)
21	+ (-) INCREMENTO (DECREMENTO) EN	(327,811)	97,987
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	(1,027,346)	237,595
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(5,131,458)**	**(2,329,436)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	(5,401,895)	(516,177)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	457,526	(1,908,144)
25	+ DIVIDENDOS	0	0
26	+ OTROS	143,229	737,480
27	(-) AMORTIZACION DE FINANCIAMIENTOS	(330,318)	(642,595)
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**6,664,641**	**(849,876)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL SOCIAL	332,981	0
31	(-) DIVIDENDOS PAGADOS	(985,577)	(849,876)
32	+ PRIMA EN VENTA DE	7,317,237	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(2,597,003)**	**(2,959,894)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	(97,646)	68,045
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(1,140,672)	(1,358,235)
36	(-) INCREMENTO EN CONSTRUCCIONES EN	(55,241)	0
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS	0	0
39	+ (-) OTRAS PARTIDAS	(1,303,444)	(1,669,704)

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RAZONES Y PROPORCIONES

INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
	RENDIMIENTO		
1	RESULTADO NETO A VENTAS NETAS	6.58 %	9.42 %
2	RESULTADO NETO A CAPITAL CONTABLE (**)	12.40 %	14.27 %
3	RESULTADO NETO A ACTIVO TOTAL (**)	6.61 %	6.47 %
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	11.25 %	16.79 %
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	8.75 %	12.86 %
	ACTIVIDAD		
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.79 veces	0.81 veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.28 veces	2.04 veces
8	ROTACION DE INVENTARIOS (**)	6.58 veces	6.66 veces
9	DIAS DE VENTAS POR COBRAR	15 días	16 días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	10.23 %	8.65 %
	APALANCAMIENTO		
11	PASIVO TOTAL A ACTIVO TOTAL	50.54 %	52.69 %
12	PASIVO TOTAL A CAPITAL CONTABLE	1.02 veces	1.11 veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	25.89 %	36.69 %
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	85.23 %	73.97 %
15	RESULTADO DE OPERACION A INTERESES PAGADOS	3.34 veces	3.80 veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.57 veces	1.53 veces
	LIQUIDEZ		
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.48 veces	1.30 veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	1.01 veces	0.88 veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.40 veces	0.37 veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	59.62 %	47.79 %
	ESTADO DE CAMBIOS		
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	12.80 %	15.61 %
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	(3.97) %	(2.28) %
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	2.10 veces	3.60 veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	(334.69) %	73.27 %
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	434.69 %	26.73 %
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	43.92 %	45.89 %

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		Importe			Importe		
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	.93		$	.77	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	1.16		$	.97	
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00		$	.00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	.93		$	.77	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00		$	.00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00		$	.00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00		$	.00	
8	VALOR EN LIBROS POR ACCION	$	7.45		$	6.08	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.12		$	.10	
10	DIVIDENDO EN ACCIONES POR ACCION		.00	acciones		.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS		1.81	veces		1.69	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)		14.57	veces		13.26	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION PREFERENTE (**)		11.65	veces		10.61	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

r23: LOS SALDOS EN DÓLARES FUERON DETERMINADOS DIVIDIENDO EL SALDO DE LAS VENTAS EN MONEDA EXTRANJERA ENTRE EL TIPO DE CAMBIO DE CIERRE DE JUNIO DEL 2005 QUE FUE DE 10.7645 PESOS POR DOLAR.
c13: DE ACUERDO CON LA METODOLOGÍA DEL ESTADO DE CAMBIOS EN SITUACIÓN FINANCIERA "BOLETIN B-12" DE LOS PCGA, NO SE ESTAN INCLUYENDO LOS CARGOS VIRTUALES PROVENIENTES DEL CAPITAL DE TRABAJO POR PS. 112,229 Y PS. 104,926 PARA EL 2005 Y 2004, RESPECTIVAMENTE.
s51: ESTÁ FORMADO POR LOS DERECHOS DE DISTRIBUCIÓN Y POR LA ADQUISICIÓN DE MARCAS.
r22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 10,532,072 Y PS. 9,586,332 PARA EL 2005 Y 2004, RESPECTIVAMENTE.
rt22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 5,268,043 Y PS. 4,724,468 PARA EL 2005 Y 2004 RESPECTIVAMENTE.
rt23: LOS SALDOS EN DÓLARES FUERON DETERMINADOS DIVIDIENDO EL SALDO DE VENTAS EN MONEDA EXTRAJERA ENTRE EL TIPO DE CAMBIO DE CIERRE DE JUNIO DEL 2005 QUE FUE DE 10.7645 PESOS POR DOLAR.
r32: EL AÑO ANTERIOR INCLUYE UN BENEFICIO FISCAL NO RECURRENTE PROVENIENTE DE UNA VENTA DE ACCIONES, POR LO QUE LAS CIFRAS NO SON COMPARABLES CON LAS DEL 2005.
rt32: EL AÑO ANTERIOR INCLUYE UN BENEFICIO FISCAL NO RECURRENTE PROVENIENTE DE UNA VENTA DE ACCIONES, POR LO QUE EL MONTO DE ISR EN EL TRIMESTRE FUE NEGATIVO.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

FEMSA reporta ingresos récord de
26,886 millones de pesos en el 2T05

Monterrey, México, 28 de julio del 2005 - Fomento Económico Mexicano, S.A. de C.V. ("FEMSA") anuncia hoy sus resultados operativos y financieros para el segundo trimestre y primer semestre del 2005.

Datos Sobresalientes del Segundo Trimestre 2005

FEMSA

· Los ingresos totales aumentaron 11.2% ascendiendo a 26,886 millones de pesos (2,498 millones de dólares), impulsados por el extraordinario ritmo de crecimiento de Oxxo y un excelente desempeño de Coca-Cola FEMSA y FEMSA Cerveza.

· La utilidad de operación aumentó 13.5% ascendiendo a 4,258 millones de pesos (396 millones de dólares), gracias al crecimiento de Coca-Cola FEMSA y Oxxo.

· La utilidad antes de impuestos se incrementó 38.9%, sin embargo la utilidad neta disminuyó 26.7% ascendiendo a 2,116 millones de pesos (197 millones de dólares), ya que el 2T04 incluyó un beneficio fiscal no-recurrente en Coca-Cola FEMSA.

· FEMSA disminuyó su deuda neta en 20.0% en términos de dólares, en comparación con el 1T05, principalmente por el pago de 500 millones de dólares de créditos puente, con los recursos obtenidos en la colocación de acciones.

Unidades de Negocio

· Coca-Cola FEMSA incrementó 9.5% su volumen total de ventas y aumento 23.4% su utilidad de operación. El volumen de ventas se incrementó en todos los territorios.

· FEMSA Cerveza aumentó 4.1% su volumen de ventas nacional y 9.4% el de exportación. Sin embargo, tuvo una reducción de 2.5% en su utilidad de operación.

· Oxxo incrementó sus ingresos totales 23.5%, impulsados por 97 nuevas tiendas netas y un incremento de 6.3% en las ventas-mismas-tiendas. Además, expandió su margen de operación en 40 puntos base.

"Alcanzamos un buen desempeño, tanto en el segundo trimestre como en lo que va del año. Todos nuestros negocios aumentaron sus ventas. Coca-Cola FEMSA, particularmente tuvo excelentes resultados operativos, gracias a una extraordinaria ejecución en el mercado y la mejora del entorno de la industria de refrescos. En FEMSA, a nivel consolidado, registramos un crecimiento de dos dígitos en utilidad de operación, así como una expansión de nuestro margen operativo. Por otra parte y de igual relevancia, la implementación de iniciativas para consolidarnos como una empresa integrada de bebidas, siguen en marcha de acuerdo a lo planeado", comentó José Antonio Fernández Carbajal, presidente y director general de FEMSA.

FEMSA Consolidado

Los ingresos totales se incrementaron 11.2% ascendiendo a 26,886 millones de pesos en el 2T05, como resultado del aumento de 23.5% en los ingresos de Oxxo, 10.7% en Coca-Cola FEMSA y de 6.3% en FEMSA Cerveza.

Para el primer semestre del 2005, los ingresos totales de FEMSA se incrementaron 9.2% ascendiendo a 49,733 millones de pesos.

La utilidad bruta se incrementó 11.0% ascendiendo a 12,778 millones de pesos en el 2T05, dada la estabilidad en el margen bruto de 47.5% de los ingresos totales. Esto fue resultado de la mejora en 40 puntos base en Coca-Cola FEMSA, que compensó la contracción del margen bruto también de 40 puntos base en FEMSA Cerveza y la mayor contribución de las operaciones de Oxxo, las cuales expandieron su margen este trimestre y siguen manteniendo un margen menor al de nuestras operaciones de bebidas.

Para el primer semestre del 2005, la utilidad bruta se incrementó 8.2% ascendiendo a 23,211 millones de pesos. El margen bruto disminuyó 40 puntos base a 46.7% de los ingresos totales en comparación al mismo período del 2004, principalmente por la mayor contribución de Oxxo.

La utilidad de operación se incrementó 13.5% ascendiendo a 4,258 millones de pesos en el 2T05, resultando en una mejora de 30 puntos base en el margen de operación, el cual alcanzó 15.8% de los ingresos. Al igual que con la utilidad bruta, este crecimiento se atribuye a la mejora en el margen de Coca-Cola FEMSA que compensó la reducción de FEMSA Cerveza y la mayor contribución de Oxxo en los resultados consolidados.

Para el primer semestre del 2005, la utilidad de operación se incrementó 9.0% ascendiendo a 6,995 millones de pesos. El margen de operación consolidado se mantuvo estable en 14.1% de los ingresos totales, nivel similar al del 2004.

La utilidad neta disminuyó 26.7% a 2,116 millones de pesos en el 2T05, debido al beneficio fiscal registrado por Coca-Cola FEMSA en el 2T04. La utilidad antes de impuestos creció 38.9%, como resultado del efecto neto de (1) un crecimiento de 13.5 en la utilidad de operación, antes mencionado, (2) una ganancia por fluctuación cambiaria de 153 millones de pesos, dada la apreciación del peso contra el dólar estadounidense sobre nuestros pasivos netos en dólares, (3) un incremento de 14.3% en el gasto financiero neto alcanzando 901 millones de pesos debido a la deuda contratada para la recompra del 30% de FEMSA Cerveza en julio y agosto del 2004 y (4) una pérdida por posición monetaria de 22 millones de pesos, la cual fue una reducción en comparación con el 2T04. Los impuestos reconocidos durante el trimestre sumaron 1,260 millones de pesos en comparación con un impuesto a favor de FEMSA de 457 millones de pesos durante el 2T04. Como se comunicó el año pasado, los impuestos del 2T04 incluyen 1,313 millones de pesos de un beneficio fiscal no-recurrente de Coca-Cola FEMSA. Para efectos de comparación, excluyendo este beneficio fiscal, la tasa efectiva de impuestos para el 2T05 fue 37.3%, contra 35.2% en el 2T04.

La utilidad neta mayoritaria por Unidad FEMSA fue de 1.186 pesos en el 2T05. La utilidad neta mayoritaria por cada ADS de FEMSA, usando un tipo de cambio de 10.76 pesos por dólar, fue de 1.102 dólares en el trimestre.

La inversión en activo fijo disminuyó 15.0% a 1,469 millones de pesos en el 2T05, reflejado principalmente una menor inversión en FEMSA Cerveza y en Oxxo.

Deuda neta consolidada. Al 30 de junio del 2005, FEMSA registró un saldo de efectivo de 10,276 millones de pesos (955 millones de dólares), deuda a corto plazo de 632 millones de pesos (59 millones de dólares) y deuda a largo plazo de 40,473 millones de pesos (3,760 millones de dólares), para un balance de deuda neta de 30,829 millones de pesos (2,864 millones de dólares). Esto representa una reducción del 22.8% con respecto al 31 de marzo del 2005, es decir 716 millones de dólares menos de deuda neta.

Refrescos - Coca-Cola FEMSA

Los resultados financieros de Coca-Cola FEMSA y la discusión de éstos se incorporan por referencia al reporte trimestral de Coca-Cola FEMSA, el cual forma parte de los anexos de este comunicado.

Cerveza - FEMSA Cerveza

El volumen de ventas nacional aumentó 4.1% a 6.528 millones de hectolitros en el 2T05, resultado del aumento en el volumen de ventas en todo México, impulsado principalmente por nuestras marcas Tecate Light, Sol e Indio. Este resultado se logró a pesar de tener una comparación difícil, ya que en el 2T04 crecimos por encima del volumen de la industria y obtuvimos un efecto positivo debido a que la semana santa se celebró en ese trimestre.

Para el primer semestre del 2005, el volumen de ventas nacional se incrementó 4.0% a 11.853 millones de hectolitros.

El volumen de ventas de exportación aumentó 9.4% a 0.765 millones de hectolitros en el 2T05, impulsado por las ventas de nuestras marcas Dos Equis y Tecate en los Estados Unidos. A diferencia del primer trimestre del año, el segundo trimestre comenzó con niveles de inventario normales, dando lugar al sólido crecimiento en volumen. En el mercado de Estados Unidos seguimos enfocados en mejorar nuestra cobertura en los centros de consumo e incrementando la disponibilidad de nuestras marcas.

Para el primer semestre del 2005, el volumen de ventas de exportación se incrementó 3.3% a 1.218 millones de hectolitros, debido principalmente al fuerte crecimiento de volumen en el mercado de Estados Unidos en el segundo trimestre, lo cual compensó la caída observada durante el primer trimestre.

Los ingresos totales se incrementaron 6.3% ascendiendo a 7,372 millones de pesos en el 2T05. Esto fue resultado de un incremento de 36.1% en las ventas de exportación, dado el nuevo acuerdo comercial con Heineken USA, y el aumento de 3.0% en las ventas nacionales de cerveza. Como mencionamos en los resultados del primer trimestre, el incremento en ventas de exportación de cerveza no es comparable con el año anterior, debido a las diferencias entre el acuerdo comercial actual con Heineken USA y la asociación que teníamos con el importador anterior. El precio nacional real por hectolitro, aunque disminuyó 1.0% con respecto al 2T04, se incrementó 2.8% en términos reales en comparación con el 1T05, ya que incrementamos precios por marca, presentación y canal, durante el pasado mes de abril.

Para el primer semestre del 2005, los ingresos totales se incrementaron 5.1% ascendiendo a 13,053 millones de pesos, gracias al incremento de 5.3% en las ventas de cerveza. El volumen de ventas nacional de cerveza representó el

90.7% del volumen de ventas total de cerveza, y el restante 9.3%, corresponde a exportaciones.

El costo de ventas se incrementó 7.2% ascendiendo a 2,946 millones de pesos en el 2T05. Este incremento es resultado del efecto neto de (1) un incremento en los precios de materias primas para producir latas y hermetapas, que no fue compensado por la apreciación del peso mexicano contra el dólar estadounidense en términos reales, (2) un cambio en la mezcla de presentaciones hacia envases de vidrio no-retornables y latas, y (3) el incremento de costos de flete. La utilidad bruta se incrementó 5.6% ascendiendo a 4,426 millones de pesos en el 2T05, resultando en una reducción de 40 puntos base en el margen bruto, el cual alcanzó el 60.0%. Esto fue resultado de la disminución de 1.0% en el precio nacional real por hectolitro, así como el incremento en el costo de ventas antes mencionado.

Para el primer semestre del 2005, el costo de ventas se incrementó 3.8% ascendiendo a 5,330 millones de pesos. El margen bruto mejoró en 50 puntos base, alcanzando 59.2% de los ingresos totales. Esta mejora es un resultado del efecto neto entre mayores eficiencias operativas y la apreciación del peso mexicano contra el dólar estadounidense en términos reales, lo cual compensó el incremento en el precio de algunas materias primas como el aluminio, la energía y el acero en el semestre completo.

La utilidad de operación (antes de la deducción de servicios corporativos) disminuyó 2.5% a 1,706 millones de pesos en el 2T05. Esta disminución es resultado del incremento en gastos de administración y de venta en el trimestre. Específicamente, los gastos de administración se incrementaron 8.5% a 727 millones de pesos en el 2T05, principalmente por (1) gastos relacionados con el Sistema Integral de Negocios ("ERP"), el cual está a punto de finalizar su implementación en todas nuestras operaciones directas, y (2) el acuerdo comercial con Heineken USA.

Los gastos de venta se incrementaron 12.5% ascendiendo a 1,993 millones de pesos durante el 2T05, debido al nuevo acuerdo para nuestras exportaciones a Estados Unidos y al aumento de iniciativas de mercadotecnia. En el segundo trimestre del 2005 implementamos nuevos programas de mercadotecnia para (1) la expansión de Sol Brava en la región central de México, (2) el relanzamiento de Tecate a nivel nacional, (3) la expansión en el número de presentaciones para Tecate Light y (4) la promoción de Coors Light.

Para el resto del año, esperamos mejoras en la utilidad de operación al estabilizar los gastos relacionados con las iniciativas de mercadotecnia.

En el segundo trimestre, el margen de operación de FEMSA Cerveza disminuyó 210 puntos base a 23.1% de los ingresos totales. Esta contracción del margen trimestral es debido a la combinación de una reducción en el precio nacional por hectolitro, incrementos en los costos de ventas, mayores gastos de mercadotecnia en México y los gastos relacionados con el "ERP"; los cuales fueron parcialmente compensados por una mayor rentabilidad en nuestras exportaciones de cerveza.

Para el primer semestre del 2005, la utilidad de operación disminuyó 1.4% a 2,589 millones de pesos, registrando 19.8% de los ingresos totales.

Tiendas Oxxo - FEMSA Comercio

Los ingresos totales se incrementaron 23.5% ascendiendo a 7,040 millones de pesos en el 2T05. Principalmente por la apertura neta de 97 nuevas tiendas Oxxo en el trimestre y un total de 644 nuevas tiendas Oxxo en comparación con el 2T04 para llegar a un total de 3,660 Oxxos en todo el país.

Para el primer semestre del 2005, los ingresos totales se incrementaron 24.7% ascendiendo a 13,174 millones de pesos.

Las ventas-mismas-tiendas de Oxxo se incrementaron en un promedio de 6.3% en el 2T05, reflejando un incremento en el tráfico por tienda de 7.1%, el cual compensó una ligera reducción de 0.8% en el ticket promedio. Este incremento en el tráfico refleja la fuerte actividad promocional y las prácticas de manejo de categorías, que están permitiendo a Oxxo atraer mayor tráfico a la tienda. La escala y el ritmo de crecimiento de Oxxo nos está permitiendo desarrollar promociones exclusivas con nuestros proveedores a nivel nacional, las cuales están demostrando ser efectivas para atraer mayor tráfico a la tienda.

Para el primer semestre del 2005, las ventas-mismas-tiendas de Oxxo se incrementaron en un promedio de 7.6%. Esto refleja un incremento en el tráfico por tienda de 7.3% y un incremento en el ticket promedio de 0.3%.

La utilidad de operación (antes de la deducción de servicios corporativos) se incrementó 33.6%, lo cual fue superior al crecimiento de los ingresos, ascendiendo a 322 millones de pesos. El margen de operación se incrementó 40 puntos base, alcanzando 4.6% de los ingresos totales en el 2T05. Este mayor margen es resultado de un estable costo de ventas en relación con los ingresos totales y un menor nivel de gastos de operación como porcentaje de los ingresos totales. El costo de ventas se incrementó 23.8% a 5,205 millones de pesos, registrando un margen bruto de 26.1% de los ingresos totales en el 2T05. Los gastos de operación se incrementaron 20.6% a 1,513 millones de pesos en el 2T05. Los gastos de operación se incrementaron por encima del crecimiento en ventas, resultado de una mayor absorción de gastos fijos dadas las economías de escala.

Para el primer semestre del 2005, la utilidad de operación se incrementó 23.3% contribuyendo a un margen de operación estable de 3.9% en línea con el año anterior.

Declaración de funcionarios:

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contendida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas"

José Antonio Fernández Carbajal
Director General

Federico Reyes García
Director de Finanzas

Principales Políticas Contables.

Las principales políticas contables de la Compañía están de acuerdo con los PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aún cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a) Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:
. Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados;
. Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de factores de inflación;
. Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización, aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores de inflación; e
. Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.
La Compañía actualiza sus estados financieros, en términos del mismo poder adquisitivo, utilizando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

b) Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa cuyo vencimiento original sea menor a tres meses, valuados a valor de mercado.

c) Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas y refacciones se incluyen en la cuenta de inventarios, y se actualizan aplicando factores de inflación considerando su antigüedad promedio.

El costo de ventas se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección, y costos de traslado entre y dentro de las diferentes plantas.

d) Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan en un plazo máximo de 12 meses, de acuerdo al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación al momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

e) Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición. FEMSA Cerveza clasifica las botellas y cajas como inventarios y Coca-Cola FEMSA las clasifica dentro del rubro de propiedad, planta y equipo.

Existen dos tipos de botellas y cajas retornables:
. Aquellas que están en el control de las plantas de la Compañía, a las cuales nos referimos como botellas y cajas en planta y centros de distribución; y
. Aquellas que han sido entregadas en las manos de los clientes, a las cuales nos referimos como botellas y cajas en el mercado.

Para efectos de la información financiera reportada, la rotura de botella y caja retornable en planta y en los centros de distribución es registrada como un gasto en el momento en que sea incurrido.

Las botellas y cajas en el mercado de FEMSA Cerveza, están sujetas a acuerdos con clientes en los cuales FEMSA Cerveza es propietario y las mantiene como activos, los cuales son monitoreados por personal de ventas durante sus visitas periódicas a los clientes. Cualquier rotura que se identifique es cargada al cliente. Las botellas y cajas que no son sujetas a este tipo de acuerdos, se registran como gasto una vez que se le entregan al cliente. Para efectos fiscales, el costo de las botellas y cajas se deduce al momento de la compra.

Las botellas y cajas en el mercado de Coca-Cola FEMSA, por las cuales se recibe un depósito de los clientes, se presentan netos de dichos depósitos, y la diferencia entre el costo y los depósitos recibidos, se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no se recibe depósito, las cuales representan la mayor parte de las botellas y cajas entregadas al mercado, se reconocen como gasto de ventas cuando son puestas a disposición del cliente.

La depreciación es calculada solo para efectos fiscales usando el método de línea recta a una tasa del 10% anual. La Compañía estima que el gasto por rotura en planta y en los centros de distribución es similar al gasto por depreciación calculado con una vida útil estimada de cuatro años para envase de vidrio retornable y de un año para envase de plástico retornable.

f) Inversión en Acciones:
La inversión en acciones en compañías asociadas se registra a su costo de adquisición y posteriormente se valúa a través del método de participación. La inversión en acciones en compañías afiliadas, en las cuales no tiene influencia significativa y no se tiene un valor de mercado, se registra al costo de adquisición y se valúan mediante la aplicación de factores de inflación del país de origen. La inversión en acciones en compañías afiliadas, en las cuales no tiene influencia significativa y se tiene un valor de mercado observable, su valor es ajustado al valor de mercado, con dichos ajustes reflejados en las utilidades.

g) Propiedad, Planta y Equipo:
Los activos se registran originalmente a su costo de adquisición y/o construcción. La propiedad, planta y equipo de procedencia nacional se actualiza aplicando factores de inflación del país de origen, excepto por las botellas y cajas de Coca-Cola FEMSA. La propiedad, planta y equipo de procedencia extranjera se actualiza aplicando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los principales activos se presenta a continuación:

	Años
Edificios y construcciones	40-50
Maquinaria y equipo	12-20
Equipo de distribución	10-12
Equipo de refrigeración	4-5
Equipo de cómputo	3-4

h) Otros Activos:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro y consisten en:
. Acuerdos con clientes para obtener el derecho de vender y promover los

productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y son amortizados a través de dos métodos, de acuerdo con los términos de dichos acuerdos:
. Método de volumen de ventas, en el cual la amortización se determina con base a la proporción del volumen realmente vendido por el cliente sobre el volumen de ventas objetivo del mismo (aproximadamente el 80% de los acuerdos de FEMSA Cerveza se amortizan bajo esta base); y

. Método de línea recta, en el cual la amortización se lleva a cabo en el transcurso de la vida del contrato (el restante 20% de los acuerdos con clientes de FEMSA Cerveza y el 100% de los acuerdos de Coca-Cola FEMSA se amortizan bajo este método)

Adicionalmente, para los acuerdos amortizados por medio del método de volumen de ventas, la Compañía compara los cálculos obtenidos por medio del método de volumen de ventas y el que hubiera resultado del cálculo del método de línea recta, y registra una provisión en el caso de que el resultado del cálculo por medio del método de volumen de ventas sea menor al resultado del cálculo del método de línea recta.

. Mejoras en propiedades arrendadas, las cuales se actualizan aplicando factores de inflación, y se amortizan en línea recta de acuerdo al plazo en que se espera recibir los beneficios.

i) Activos Intangibles y Crédito Mercantil:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro. A partir del 2003, la Compañía aplica el Boletín C-8 "Activos Intangibles" ("C-8"), el cual establece que los costos incurridos durante el desarrollo de proyectos deberán ser capitalizados si cumplen con los criterios establecidos para el reconocimiento de activos. Adicionalmente, el C-8 requiere que sean identificados todos los activos intangibles con el fin de reducir al máximo el crédito mercantil asociado a la combinación de negocios. Anterior al 2003, el exceso del precio de compra sobre el valor de mercado de los activos netos adquiridos era considerado crédito mercantil. Con la adopción del C-8, la Compañía considera el crédito mercantil pagado en las adquisiciones previas a la entrada en vigor de este boletín como derechos para producir y distribuir productos de la marca Coca-Cola y cerveza. La Compañía clasifica sus activos intangibles en activos con vida definida y activos con vida indefinida, de acuerdo con el período en el cual la Compañía recibirá los beneficios.

Los activos con vida definida son amortizados a lo largo de su vida útil y están representados principalmente por:

. Gastos por inicio de actividades que corresponden a los gastos incurridos antes de que se inicien operaciones en las tiendas Oxxo por concepto de rentas pagadas, permisos y licencias. Estos se actualizan aplicando factores de inflación y se amortizan en línea recta de acuerdo con el plazo del contrato de arrendamiento; y
. Información tecnológica y sistemas de administración, que son erogados en la fase de desarrollo y capitalizados de acuerdo con las disposiciones establecidas en el C-8. Estos se actualizan aplicando factores de inflación y se amortizan en línea recta en un periodo de 4 años. Las erogaciones que no cumplen con dichos requisitos, así como los costos de investigación se registran en resultados en el momento en que se incurren.

Los activos intangibles con vida indefinida no son amortizados, sin embargo,

están sujetos a una revisión periódica de deterioro y consisten en:
. Derechos para producir y distribuir productos de la marca Coca-Cola en los territorios adquiridos. Estos derechos están representados mediante contratos comunes que The Coca-Cola Company tiene celebrados con embotelladores fuera de los Estados Unidos de América para la venta del concentrado de ciertas marcas de The Coca-Cola Company. Los principales contratos tienen una duración de 10 años, renovables automáticamente, sujetos al consentimiento de ambas partes. Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se actualizan aplicando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado; y
. Derechos de distribución de FEMSA Cerveza que representan pagos hechos a concesionarios para la adquisición de franquicias previamente otorgadas y se actualizan utilizando factores de inflación.

El crédito mercantil representa la diferencia entre el valor pagado y el valor razonable de las acciones y/o activos netos adquiridos, que no haya sido identificado directamente con un activo intangible. El crédito mercantil se registra en la moneda funcional de la subsidiaria adquirida y se actualiza utilizando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. El crédito mercantil es amortizado en un periodo no mayor a 20 años.

j) Deterioro de Crédito Mercantil y Activos de Larga Duración:
De acuerdo con el Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición" ("C-15"), la Compañía revisa el valor de los activos de larga duración para determinar si existe un deterioro en el valor, comparando los flujos de efectivo que estima ese activo va a generar en el futuro, contra el valor en libros.

Para activos de larga duración, tales como propiedad, planta y equipo, otros activos y activos intangibles identificados, la Compañía realiza pruebas de deterioro cada vez que eventos o cambios en circunstancias indican que el valor de un activo o grupo de activos puede no ser recuperable por medio de los futuros flujos de efectivo esperados.

Para crédito mercantil, la Compañía lleva a cabo pruebas de deterioro anuales, así como cuando existan circunstancias que indiquen que el valor de dicho activo excede su valor de mercado implícito.

En caso que exista algún ajuste por deterioro en el valor de los activos, este ajuste se reconoce en el rubro de otros gastos.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones así como en el de inversión en refrigeradores de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción de los gastos de venta. La inversión en refrigeradores realizada por la Compañía reducida de la participación de The Coca-Cola Company se registra en la cuenta de propiedad planta y equipo. Dichos recursos son reconocidos cuando The Coca-Cola Company acepta la petición del reembolso.

l) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones, prima de antigüedad y servicios médicos posteriores al retiro, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como

partidas no monetarias, las cuales se actualizan mediante supuestos económicos de largo plazo. El incremento en el saldo de las obligaciones laborales se registra como un gasto en el estado de resultados.

El costo de los servicios pasados se amortiza en el estado de resultados en el periodo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y en el caso de servicios médicos posteriores al retiro es de 20 años, ambos a partir de 1996.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Las indemnizaciones por despido se aplican a resultados en el momento en que se toma la decisión de despedir al personal bajo un programa formal o por causas específicas. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos, neto

m) Reconocimiento de los Ingresos:
Los ingresos se reconocen de acuerdo con los términos de envió establecidos, de la siguiente manera:
. Para ventas nacionales, al momento que los productos salen de la fábrica a los clientes (LAB punto embarque). Al 30 de junio del 2004 y 2003, las ventas nacionales representan aproximadamente el 96% de las ventas totales consolidadas. Las ventas nacionales se definen como el efectivo generado por la Compañía por las ventas realizadas en el país donde las subsidiarias operan.
. Para ventas de exportación, al momento en que los productos se entregan al cliente y el cliente toma posesión de los productos (LOB destino).

Las ventas netas reflejan las unidades vendidas a precio de lista, disminuyendo las promociones y descuentos asignados.

n) Gastos de Operación
Los gastos administrativos incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los gastos capitalizados del sistema integral de negocio.

Los gastos de venta incluyen:
. Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución
. Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas; y
. Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

o) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta ("ISR") y la participación de los trabajadores en las utilidades ("PTU") son registrados en resultados conforme se incurren

incluyendo el impuesto diferido. El ISR diferido resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos incluyendo el beneficio de las pérdidas fiscales. El impuesto diferido activo se registra sólo cuando existe alta probabilidad de que se pueda recuperar. Para determinar el PTU diferido, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como activo o pasivo a largo plazo, independientemente del plazo en que se espera se reviertan las diferencias temporales.

El impuesto diferido aplicable a resultados se determina comparando el saldo de impuestos diferidos al final del periodo contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas limitada al 60% de su participación accionaria. Las provisiones de impuesto sobre la renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual y no con base en una utilidad consolidada.

p) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses
Los gastos y productos financieros se registran cuando se devengan.

Fluctuación Cambiaria
Las transacciones en moneda extranjera se registran convertidas en moneda del país de origen al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente, los activos y pasivos monetarios denominados en monedas extranjeras se expresan al tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto por la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica.

Resultado por Posición Monetaria
El resultado por posición monetaria es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica. Posteriormente el

resultado por posición monetaria de las subsidiarias en el extranjero se convierte a pesos mexicanos utilizando el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

q) Instrumentos Financieros:
La Compañía contrata instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los resultados de operación y si se contrata para cubrir necesidades de financiamiento, se registra como fluctuación cambiaria, gasto financiero o producto financiero, según el contrato correspondiente.

Los instrumentos financieros contratados con fines de cobertura se valúan utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos. Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, se valúan a su valor razonable y son registrados en el estado de situación financiera. La diferencia entre el valor inicial y final del periodo, se registra en resultados.

r) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores de inflación a los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

s) Utilidad Integral:
La utilidad integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios, y se presenta en el estado consolidado de variaciones en las cuentas de capital contable.

t) Provisiones:
La Compañía reconoce provisiones cuando por eventos pasados se genera una obligación y se puede estimar razonablemente el monto de la obligación. Dichas provisiones se registran a su valor presente neto, cuando el efecto de descuento es significativo.

u) Aportaciones al capital de subsidiarias:
Cuando un tercero realiza una aportación al capital de una subsidiaria con la intención de obtener una participación minoritaria y dicha aportación es diferente al valor en libros de la subsidiaria, dicha diferencia entre el valor en libros de las acciones y el monto aportado, es registrada como una prima en suscripción de acciones.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3
SUBSIDIARIAS					
1 GRUPO INDUSTRIAL EMPREX, S.A. DE C.V.	TENEDORA DE ACCIONES	541,267,198	99.98	19,105,695	46,460,461
2 COMPAÑÍA INTERNACIONAL DE BEBIDAS S.A. DE C.V.	TENEDORA DE ACCIONES	2,712,318	100.00	6,666,956	15,254,155
3 FEMSA LOGÍSTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	292,587,988	100.00	257,945	354,629
4 ELIMINACIÓN ACCIONES		1	0.00	(26,030,596)	0
5 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**0**	**62,069,245**
ASOCIADAS					
1 IEQSA		98,232	33.68	59,692	145,050
2 CICAN		9,620	48.10	36,154	34,916
3 BETA SAN MIGUEL		355,420	2.54	30,348	62,637
4 TAPON CORONA		20,232	1.48	20,285	894
5 KSP		226,647	0.22	78,747	77,033
6 INDUSTRIA MEXICANA DE RECICLAJE S.A. DE C.V.		35,000	35.00	36,957	77,710
7 METALFORMA		2,850	31.00	1,843	3,595
8 OTRAS ASOCIADAS (4) (NO. DE ASOC.:)		1	0.00	0	334,113
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**264,026**	**735,948**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**62,805,193**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2005**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
ABN	26/03/2010	11.22	0	0	0	0	0	0	0	0	0	0	0	0	0	538,225
BANAMEX	19/11/2012	10.46	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	20/08/2008	10.35	0	1,782,500	0	0	0	0	0	0	0	0	0	0	0	0
BANCO DEL CARIBE	20/08/2005	11.75	0	0	0	0	0	0	0	0	0	38,322	0	0	0	0
BANCO INDUSTRIAL	29/12/2006	6.75	0	0	0	0	0	0	0	0	0	0	52,278	0	0	0
BANCOMER	20/08/2009	10.38	0	1,155,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	02/07/2012	10.37	0	1,636,148	0	0	0	0	0	0	0	0	0	0	0	0
BARCLAYS	30/06/2012	3.86	0	0	0	0	0	0	0	0	0	0	0	0	0	269,113
BAYERISCHE	28/09/2007	4.38	0	0	0	0	0	0	0	0	0	12,566	25,114	25,114	0	0
BAYERISCHE	16/10/2006	3.61	0	0	0	0	0	0	0	0	0	700	1,389	0	0	0
BAYERISCHE	15/05/2008	3.69	0	0	0	0	0	0	0	0	0	631	635	0	0	0
BAYERISCHE	06/01/2006	4.43	0	0	0	0	0	0	0	0	0	1,185	1,184	0	0	0
BAYERISCHE	09/09/2005	4.37	0	0	0	0	0	0	0	0	0	7,701	0	0	0	0
BAYERISCHE	30/08/2005	4.63	0	0	0	0	0	0	0	0	0	892	0	0	0	0
BAYERISCHE	28/02/2006	3.63	0	0	0	0	0	0	0	0	0	443	443	0	0	0
BAYERISCHE	02/05/2006	3.91	0	0	0	0	0	0	0	0	0	581	579	0	0	0
BAYERISCHE	30/11/2008	3.92	0	0	0	0	0	0	0	0	0	3,365	6,749	6,749	6,749	0
BAYERISCHE	31/07/2006	3.44	0	0	0	0	0	0	0	0	0	402	797	0	0	0
BAYERISCHE	30/01/2007	3.44	0	0	0	0	0	0	0	0	0	474	949	474	0	0
BAYERISCHE	28/09/2006	3.87	0	0	0	0	0	0	0	0	0	873	1,755	0	0	0
BAYERISCHE	30/04/2007	3.91	0	0	0	0	0	0	0	0	0	700	1,393	700	0	0
BAYERISCHE	02/08/2007	3.34	0	0	0	0	0	0	0	0	0	2,519	5,042	5,043	0	0
BAYERISCHE	30/04/2007	3.81	0	0	0	0	0	0	0	0	0	1,198	2,390	1,198	0	0
BAYERISCHE	31/01/2008	3.34	0	0	0	0	0	0	0	0	0	925	1,855	1,854	926	0
BAYERISCHE	29/05/2013	3.90	0	0	0	0	0	0	0	0	0	13,845	27,686	27,686	27,686	124,594
BAYERISCHE	30/09/2005	3.87	0	0	0	0	0	0	0	0	0	309	0	0	0	0
BAYERISCHE	26/08/2006	3.85	0	0	0	0	0	0	0	0	0	835	833	0	0	0
BAYERISCHE	15/05/2007	3.69	0	0	0	0	0	0	0	0	0	602	1,201	603	0	0

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

ANEXO 05

DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2005**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
BAYERISCHE	15/02/2006	3.21	0	0	0	0	0	0	0	0	0	528	520	0	0	0
BAYERISCHE	15/12/2006	3.82	0	0	0	0	0	0	0	0	0	1,647	3,282	0	0	0
BAYERISCHE	30/01/2006	3.44	0	0	0	0	0	0	0	0	0	431	428	0	0	0
BAYERISCHE	30/06/2006	3.44	0	0	0	0	0	0	0	0	0	16,929	33,908	33,908	33,908	50,862
BAYERISCHE	30/06/2009	3.27	0	0	0	0	0	0	0	0	0	11,542	23,122	23,122	23,122	11,561
BAYERISCHE	13/07/2005	4.39	0	0	0	0	0	0	0	0	0	53,823	0	0	0	0
BBVA-BANCOMER	24/03/2011	10.10	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA-BANCOMER	29/06/2011	9.98	0	1,150,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA-BANCOMER	23/08/2005	3.71	0	0	0	26,911	0	0	0	0	0	0	0	0	0	0
BBVA-BANCOMER	30/09/2009	10.19	0	0	0	0	0	242,201	565,136	807,338	0	0	0	0	0	0
BONDS COLOMBIA	11/08/2005	9.87	0	0	0	0	0	0	0	0	0	303,526	0	0	0	0
BONDS COLOMBIA	16/08/2006	8.97	0	0	0	0	0	0	0	0	0	0	207,737	0	0	0
BONDS COLOMBIA	09/08/2007	10.02	0	0	0	0	0	0	0	0	0	0	0	158,111	0	0
BOSTON LEASING	30/07/2007	5.09	0	0	0	0	0	0	0	0	0	8,046	5,273	2,662	0	0
CAJA MADRID	27/05/2009	10.91	0	0	0	0	0	0	0	0	0	0	0	0	0	161,468
CITIBANK	15/12/2005	6.42	0	0	0	0	0	0	0	0	0	171,339	0	0	0	0
COMERICA	23/09/2009	4.31	0	0	0	0	0	0	0	0	0	4,842	8,073	12,917	16,147	19,378
COMERICA	23/07/2009	4.13	0	0	0	0	0	0	0	0	0	0	0	80,734	80,734	107,645
COMMERCE	19/08/2005	3.93	0	0	0	0	0	0	0	0	0	80,734	0	0	0	0
GE CAPITAL LEASING	01/07/2009	5.42	0	0	0	0	0	0	0	0	0	13,384	26,804	38,040	38,040	38,040
GE CAPITAL LEASING	01/10/2009	10.07	0	0	0	0	0	0	0	0	0	7,252	0	7,252	3,617	1,734
HSBC	16/12/2011	10.57	0	650,000	0	0	0	0	0	0	0	0	0	0	0	0
HSBC	03/07/2015	9.78	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
HYPO-VER	15/07/2005	3.89	0	0	0	0	0	0	0	0	0	3,315	0	0	0	0
HYPO-VER	10/08/2009	3.56	0	0	0	0	0	0	0	0	0	3,894	1,952	3,908	3,908	3,920
ITAÚ-BUEN AYRE	15/12/2005	6.98	0	0	0	0	0	0	0	0	0	128,503	0	0	0	0
JP MORGAN	01/11/2006	8.95	0	0	0	0	0	0	0	0	0	0	2,152,900	0	0	0
JP MORGAN	01/07/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,243,395
SANTANDER	25/04/2006	5.63	13,333	0	0	0	0	0	0	0	0	0	0	0	0	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2005**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
SANTANDER	31/10/2005	5.63	9,952	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	28/02/2011	9.66	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	01/11/2005	5.26	75,800	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	15/04/2015	9.95	0	1,600,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	27/09/2010	10.72	0	1,405,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	31/07/2007	10.38	287,653	56,347	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	23/04/2010	10.50	0	550,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	23/04/2010	10.13	0	750,000	0	0	0	0	0	0	0	0	0	0	0	0
STANDARD CHARTERED BANK	27/06/2012	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	538,225
TOKYO	13/07/2005	3.72	0	0	0	0	0	0	0	0	0	53,823	0	0	0	0
WACHOVIA	15/01/2012	11.37	0	0	0	0	0	0	0	0	0	0	0	0	0	538,225
TOTAL BANCARIOS			**386,538**	**15,464,995**	**0**	**26,911**	**0**	**242,201**	**565,136**	**807,338**	**0**	**952,426**	**2,596,071**	**428,075**	**232,837**	**5,644,385**
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
BANAMEX	03/07/2008	10.08	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/07/2009	10.35	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	20/04/2007	8.37	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	16/04/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	13/11/2008	8.65	0	1,422,189	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	16/07/2005	10.50	2,586,319	0	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	18/04/2008	9.24	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	16/07/2008	8.92	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	10/07/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			**2,586,319**	**11,172,189**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2005

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Vnctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
PROVEEDORES VARIOS			5,269,510	0	0	0	0	0	0	0	2,317,723	0	0	0	0	0
TOTAL PROVEEDORES			5,269,510	0	0	0	0	0	0	0	2,317,723	0	0	0	0	0
OTROS PASIVOS			1,417,959	0	0	0	0	0	0	0	2,605,460	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			1,417,959	0	0	0	0	0	0	0	2,605,460	0	0	0	0	0
			9,660,326	26,637,184	0	26,911	0	242,201	565,136	807,338	4,923,183	952,426	2,596,071	428,075	232,837	5,644,385

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	447,736	**4,819,659**	375,218	4,039,038	8,858,697
PASIVO	**1,130,010**	**12,163,986**	**579,966**	**6,243,047**	**18,407,033**
	199,647		348,685	3,753,424	5,902,520
	930,363		231,281	2,489,623	12,504,513
SALDO NETO	**(682,274)**	**(7,344,327)**	**(204,748)**	**(2,204,009)**	**(9,548,336)**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	15,370,525	57,735,216	42,364,691	0.00	1,502
FEBRERO	16,719,846	56,685,628	39,965,782	0.33	133,153
MARZO	16,369,144	56,925,641	40,556,497	0.45	182,797
ABRIL	15,809,995	57,792,871	41,982,876	0.36	149,518
MAYO	15,431,886	59,407,197	43,975,311	(0.25)	(110,203)
JUNIO	7,297,097	58,472,921	51,175,824	(0.10)	(49,453)
ACTUALIZACION:	0	0	0	0.00	225
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	(21,379)
OTROS	0	0	0	0.00	0
TOTAL					**286,160**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2005**

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
NO APLICA

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
CERVEZA	PRODUCCIÓN DE CERVEZA	33,696,000	78
KOF		0	0
MÉXICO	ELABORACION, EMBOTELLADO Y DISTRIBUCION	1,632,031	58
GUATEMALA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	36,585	66
NICARAGUA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	42,751	65
COSTA RICA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	52,620	63
PANAMA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	51,602	34
COLOMBIA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	290,051	52
VENEZUELA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	305,016	58
BRASIL	ELABORACION, EMBOTELLADO Y DISTRIBUCION	444,849	54
ARGENTINA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	188,045	75
EMPAQUE		0	0
FAMOSA HERMETAPAS	MANUFACTURA TAPAS METALICAS	18,000,000	96
FAMOSA TAPA ECOLOGICA	MANUFACTURA TAPAS METALICAS	4,300,000	90
FAMOSA LATA BEBIDAS	MANUFACTURA LATA BEBIDAS	3,400,000	100
FAMOSA TAPAS DE PLASTICO	MANUFACTURA TAPAS DE PLASTICO	1,400,000	81
GRAFO-REGIA	PRODUCCION DE TRABAJOS DE ARTES GRAFICAS (TONS)	13,500	90
SIVESA	FABRICACION DE BOTELLAS DE VIDRIO (UDS)	1,300,000	87
PTM	MANUFACTURA DE PRODUCTOS DE PLASTICO	7,080	22
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS	17,412	72
VENDO	FABRICA DE REFRIGERADORES COMERCIALES	180,300	88

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2005**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
NO APLICA					

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
COCA-COLA FEMSA REFRESCOS	941,049	12,217,126	506,264	13,689,286		SPRITE,LIFT,CIEL, DELAWARE PUNCH COCA-COLA, FANTA COCA-COLA LIGHT SENZAO, BEAT	CONSUMIDORES Y DETALLISTAS
FEMSA CERVEZA CERVEZA	13,158	3,759,419	11,853	10,701,288		TECATE, TECATE LIGH CARTA BLANCA, SUPEI DOS EQUIS LAGER, DO INDIO, SOL, BOHEMIA	CONSUMIDORES Y DETALLISTAS
FEMSA COMERCIO VENTAS AL DETALLE OTRAS VENTAS				13,174,351 216,322			CONSUMIDORES
TOTAL		15,976,545		37,781,247			

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
REFRESCOS			434,785	10,241,559	ARGENTINA/CENTROAME COLOMBIA/VENEZUELA/ BRASIL	AGUA CLUB K, FRESCA AGUA NATURAL, KIST AGUA NAYA, ALPINA BAVARIA, BLACK FIRE CANADA DRY, CHINOTI GINGER ALE, HI-C, H JUIZ, KAISER, KUAT CEPITA, CARIOCA COCA-COLA, COCA-COLA LIGHT	CONSUMIDORES Y DETALLISTAS
CERVEZA			1,218	1,264,170	76 PAISES	TECATE,DOS EQUIS, SOL, BOHEMIA, CARTA BLANCA, CHIHUAHUA	CONSUMIDORES Y DETALLISTAS
LATA BEBIDAS			141,490	97,468	COSTA RICA/CARIBE/ GUATEMALA	FAMOSA	INTERCER, BUCANERC LOS PORTALES/KERN
HERMETAPA			5,021,331	277,436	USA/TRIN. Y TOBAGO CARIBE	FAMOSA	MILLER/LABATT PENS. COORS BREWING/UNI1
TAPA ECOLÓGICA			113,894	23,871	CARIBE	FAMOSA	INTERCER, BUCANERC LOS PORTALES
FLEXIBLES (TONS)				19,695	CENTROAMERICA/	GRAFO	COLGATE PALMOLIVE/
BOTELLAS			4,606	6,091		SISA	
OTRAS VENTAS				21,500			
TOTAL				11,951,790			

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: 2 AÑO: **2005**

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	($)	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	600,000,000	2,482,140,090		2,482,140,090	300,000	2,681,855
D		0		2,881,570,360		2,881,570,360		
TOTAL			**600,000,000**	**5,363,710,450**	**0**	**5,363,710,450**	**300,000**	**2,681,855**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
5,963,710,450

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se realizan en la moneda local del país de origen, y de acuerdo a los principios contables aplicables para cada país. Para efectos de su incorporación en los estados financieros consolidados de FEMSA son convertidos a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local al cierre del ejercicio aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del ejercicio.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable.

Si la Compañía designa la inversión en una subsidiaria en el extranjero como una cobertura económica de la misma adquisición, el tratamiento contable del Costo Integral de Financiamiento es el siguiente:

· La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el costo integral de financiamiento.

· El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el costo integral de financiamiento.

Si la Compañía no designa una cobertura económica, la fluctuación cambiaria y el resultado por posición monetaria se registran en el costo integral de financiamiento.

Los saldos con subsidiarias en el extranjero, se consideran como inversión de largo plazo, por lo que el resultado por posición monetaria y la fluctuación cambiaria, generados por dichos saldos son registrados en la cuenta de resultado acumulado por conversión, en el capital contable.

La Compañía no designó ninguna inversión como cobertura económica de los pasivos incurridos para adquirir los territorios de Panamco.

CLAVE DE COTIZACION: **FEMSA** FECHA: 28/07/2005 09:32

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY ,NL
TELEFONO:	(0181) 8328-6167
FAX:	(0181) 8328-6080
DIRECCION DE INTERNET:	www.femsa.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	FEM9805095B4
DOMICILIO FISCAL:	GENERAL ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. ROSA MA. HINOJOSA MARTÍNEZ
DOMICILIO:	GENERAL ANAYA 601
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY ,NL
TELEFONO:	(0181) 8328-6090
FAX:	(0181) 8328-6111
E-MAIL:	rmhinmar@femsa.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	SR. JOSÉ ANTONIO FERNÁNDEZ CARBAJAL
DOMICILIO:	AV ALFONSO REYES 2202 NTE
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-60-18
FAX:	(0181) 8328-60-29
E-MAIL:	ychaval@femsa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. JOSÉ ANTONIO FERNÁNDEZ CARBAJAL
DOMICILIO:	AV ALFONSO REYES 2202 NTE
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MONTERREY NL

CLAVE DE COTIZACION: **FEMSA** FECHA: 28/07/2005 09:32

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TELEFONO: (0181) 8328-60-18
FAX: (0181) 8328-60-29
E-MAIL: ychaval@femsa.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: VICEPRESIDENTE EJECUTIVO DE FINANZAS Y DESARROLLO CORPORATIV
NOMBRE: C.P. FEDERICO REYES GARCIA
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-62-00
FAX: (0181) 8328-60-80
E-MAIL: freyes@femsa.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE ADMINISTRACIÓN E INFORMACIÓN FINANCIERA
NOMBRE: C.P. ROSA MARÍA HINOJOSA MARTÍNEZ
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-60-90
FAX: (0181) 8328-61-11
E-MAIL: rmhinmar@femsa.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR JURÍDICO
NOMBRE: LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-6180
FAX: (0181) 8328-6181
E-MAIL: cealdanc@femsa.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR DE LEGAL
NOMBRE: LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-61-80
FAX: (0181) 8328-61-81
E-MAIL: cealdanc@femsa.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO

CLAVE DE COTIZACION: FEMSA FECHA: 28/07/2005 09:32

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

NOMBRE:	SR. ALFREDO LIVAS CANTÚ
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	alivas@praxisfin.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. ALAN ALANIS PEÑA
DOMICILIO:	GRAL. ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6211
FAX:	(0181) 8328-6080
E-MAIL:	alan.alanis@femsa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	GERENTE DE ADMINISTRACIÓN E INFORMACIÓN FINANCIERA
NOMBRE:	C.P. ROSA MA. HINOJOSA MARTÍNEZ
DOMICILIO:	GRAL. ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6090
FAX:	(0181) 8328-6111
E-MAIL:	rmhinmar@femsa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GRAL. ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	cealdanc@femsa.com.mx

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. JOSE ANTONIO FERNANDEZ CARBAJAL DIRECTOR GENERAL	C.P. FEDERICO REYES GARCIA DIRECTOR DE FINANZAS

MONTERREY, NL, A 28 DE JULIO DE 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2005

Fomento Económico Mexicano, S.A. de C.V.



By: ____________________________
Name: Federico Reyes
Title: Executive Vice President of Finance and Corporate Development